Exhibit 11.1

NEWMIL BANCORP, INC.

COMPUTATION OF NET INCOME PER COMMON SHARE

(in thousands except per share amounts)

	Years ended		Six months ended		Year ended
	December 31,		December 31,		June 30,
	2002	2001	2000	1999	2000
Net income
Net income – basic and diluted	$6,850	$5,626	$2,006	$1,904	$4,015

Weighted Average Common and Common Equivalent Stock
Weighted average common stock outstanding – basic	4,321	4,467	3,890	3,656	3,635
Assumed conversion as of the beginning of each period or upon issuance during a period of stock options outstanding at the end of each period	478	443	301	414	406
Assumed purchase of treasury stock during each period with proceeds from conversion of stock options outstanding at the end of each period	(244)	(271)	(156)	(230)	(234)

Weighted average common and common equivalent stock outstanding – diluted	4,555	4,639	4,035	3,840	3,807

Earnings Per Common and Common Equivalent Share
Basic	$1.59	$1.26	$0.52	$0.52	$1.10

Diluted	$1.50	$1.21	$0.50	$0.50	$1.05